Exhibit 99.1

Genmab and Seagen Announce That TIVDAK® (tisotumab vedotin-tftv) Met its Primary Endpoint of Improved Overall Survival in Patients with Recurrent or Metastatic Cervical Cancer Compared to Chemotherapy

Company Announcement

●	Phase 3 innovaTV 301 confirmatory trial met its primary endpoint of improved overall survival (OS) at predetermined, independent interim analysis
●	Trial results to be submitted for presentation at a future medical meeting
●	Genmab and Seagen to engage in discussions with regulatory authorities

COPENHAGEN, Denmark, and BOTHELL, Wash.; September 4, 2023 – Genmab A/S (Nasdaq: GMAB) and Seagen Inc. (Nasdaq: SGEN) announced today that the Phase 3 innovaTV 301 global trial in recurrent or metastatic cervical cancer patients with disease progression on or after front-line therapy who received TIVDAK® (tisotumab vedotin-tftv), compared with chemotherapy alone, met its primary endpoint of overall survival (OS). An Independent Data Monitoring Committee determined that OS crossed the pre-specified efficacy boundary at interim analysis. The key secondary endpoints of investigator-assessed progression-free survival and objective response rate also demonstrated statistical significance. The safety profile of TIVDAK in innovaTV 301 is consistent with the known safety profile of TIVDAK as presented in the U.S. prescribing information, and no new safety signals were observed.

The results of innovaTV 301/ENGOT cx-12/GOG 3057, a global, randomized, open-label Phase 3 trial, add to the previous results of innovaTV 204, which served as the basis for the accelerated approval of TIVDAK in the United States. Subject to discussions with regulatory authorities, the results from innovaTV 301 are intended to serve as the pivotal confirmatory trial for the U.S. accelerated approval and support global regulatory applications. The innovaTV 301 China extension study has been initiated and continues to enroll patients, in collaboration with Zai Lab Limited.

“TIVDAK is the only U.S. Food and Drug Administration-approved therapy in second-line recurrent or metastatic cervical cancer regardless of biomarker status, tumor histology and prior therapy,” said Roger Dansey, M.D., President of Research and Development and Chief Medical Officer at Seagen. “Demonstrating a survival benefit with the results of innovaTV 301 is a critical milestone in our efforts to ensure more adults living with advanced cervical cancer have an approved treatment option.”

“With limited options for advanced cervical cancer patients who have progressed after front-line therapy, there is a need for therapeutic options with new mechanisms of action, particularly those with a demonstrated survival benefit,” said Jan van de Winkel, Ph.D., Chief Executive Officer, Genmab. “These results provide hope for patients with recurrent or metastatic cervical cancer.”

Results of the Phase 3 innovaTV 301 clinical trial will be submitted for presentation at an upcoming medical congress and discussed with regulatory authorities.

About Cervical Cancer

Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 16% of adults are diagnosed with metastatic disease at diagnosisi,ii and, for adults diagnosed at earlier stages who receive treatment, up to 61% will experience disease recurrence and progress to metastatic cervical cancer.iii It is estimated that in 2023, more than 13,960 new cases of invasive cervical cancer will be diagnosed in the U.S. and 4,310 adults will die from the disease.iv

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/6
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LEI Code 529900MTJPDPE4MHJ122

Genmab and Seagen Announce That TIVDAK® (tisotumab vedotin-tftv) Met its Primary Endpoint of Improved Overall Survival in Patients with Recurrent or Metastatic Cervical Cancer Compared to Chemotherapy

About the innovaTV 301 Trial

The innovaTV 301 trial (NCT04697628) is a global, randomized, open-label Phase 3 trial evaluating TIVDAK® (tisotumab vedotin-tftv) versus investigator’s choice of chemotherapy alone (topotecan, vinorelbine, gemcitabine, irinotecan or pemetrexed) in 502 patients with recurrent or metastatic cervical cancer who received no more than two prior systemic regimens in the recurrent or metastatic setting.

Patients with recurrent or metastatic cervical cancer with squamous cell, adenocarcinoma or adenosquamous histology, and disease progression during or after treatment with a standard of care systemic chemotherapy doublet or platinum-based therapy (if eligible) are included. The main efficacy outcome measure is overall survival. The main secondary outcomes are progression-free survival, objective response rate, time to response and duration of response, as assessed by the investigator, as well as safety and quality of life outcomes.

The study was conducted by Seagen in collaboration with Genmab, European Network of Gynaecological Oncological Trial Groups (ENGOT, study number ENGOT cx-12) and the Gynecologic Oncology Group (GOG) Foundation (study number GOG 3057). For more information about the Phase 3 innovaTV 301 clinical trial and other clinical trials with tisotumab vedotin, please visit www.clinicaltrials.gov.

About TIVDAK® (tisotumab vedotin)

TIVDAK® (tisotumab vedotin) is an antibody-drug conjugate (ADC) composed of Genmab’s human monoclonal antibody directed to tissue factor (TF) and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E (MMAE) to the antibody. Determination of TF expression is not required. Nonclinical data suggest that the anticancer activity of TIVDAK is due to the binding of the ADC to TF-expressing cancer cells, followed by internalization of the ADC-TF complex, and release of MMAE via proteolytic cleavage. MMAE disrupts the microtubule network of actively dividing cells, leading to cell cycle arrest and apoptotic cell death. In vitro, TIVDAK also mediates antibody-dependent cellular phagocytosis and antibody-dependent cellular cytotoxicity.

In September 2021, the U.S. Food and Drug Administration granted accelerated approval for TIVDAK in adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. TIVDAK is the first and only approved ADC for the treatment of these patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. The Phase 3 innovaTV 301 clinical trial, an open-label, randomized, global trial, is intended as the confirmatory trial for use in verifying and describing the clinical benefit and for global regulatory applications.

Indication

TIVDAK is indicated in the U.S. for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy.

This indication is approved under accelerated approval based on tumor response rate and durability of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

Important Safety Information

BOXED WARNING: OCULAR TOXICITY

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Genmab and Seagen Announce That TIVDAK® (tisotumab vedotin-tftv) Met its Primary Endpoint of Improved Overall Survival in Patients with Recurrent or Metastatic Cervical Cancer Compared to Chemotherapy

TIVDAK caused changes in the corneal epithelium and conjunctiva resulting in changes in vision, including severe vision loss, and corneal ulceration. Conduct an ophthalmic exam at baseline, prior to each dose, and as clinically indicated. Adhere to premedication and required eye care before, during, and after infusion. Withhold TIVDAK until improvement and resume, reduce the dose, or permanently discontinue, based on severity.

WARNINGS AND PRECAUTIONS

Ocular adverse reactions occurred in 60% of patients with cervical cancer treated with TIVDAK across clinical trials. The most common were conjunctival adverse reactions (40%), dry eye (29%), corneal adverse reactions (21%), and blepharitis (8%). Grade 3 ocular adverse reactions occurred in 3.8% of patients, including severe ulcerative keratitis in 3.2% of patients. One patient experienced ulcerative keratitis with perforation requiring corneal transplantation. Cases of symblepharon were reported in patients with other tumor types treated with TIVDAK at the recommended dose.

In innovaTV 204, 4% of patients experienced visual acuity changes to 20/50 or worse including 1% of patients who experienced a visual acuity change to 20/200. Of the patients who experienced decreased visual acuity to 20/50 or worse, 75% resolved, including the patient who experienced decreased visual acuity to 20/200.

Refer patients to an eye care provider for an ophthalmic exam, including visual acuity and slit lamp exam, at baseline, prior to each dose, and as clinically indicated. Adhere to premedication and required eye care to reduce the risk of ocular adverse reactions. Promptly refer patients to an eye care provider for any new or worsening ocular signs and symptoms. Withhold dose, reduce the dose, or permanently discontinue TIVDAK based on the severity of the adverse reaction.

Peripheral Neuropathy (PN) occurred in 42% of cervical cancer patients treated with TIVDAK across clinical trials; 8% of patients experienced Grade 3 PN. PN adverse reactions included peripheral neuropathy (20%), peripheral sensory neuropathy (11%), peripheral sensorimotor neuropathy (5%), motor neuropathy (3%), muscular weakness (3%), and demyelinating peripheral polyneuropathy (1%). One patient with another tumor type treated with TIVDAK at the recommended dose developed Guillain- Barre syndrome.

Hemorrhage occurred in 62% of cervical cancer patients treated with TIVDAK across clinical trials. The most common all grade hemorrhage adverse reactions were epistaxis (44%), hematuria (10%), and vaginal hemorrhage (10%). Grade 3 hemorrhage occurred in 5% of patients.

Monitor patients for signs and symptoms of hemorrhage. For patients experiencing pulmonary or central nervous system (CNS) hemorrhage, permanently discontinue TIVDAK. For Grade ≥2 hemorrhage in any other location, withhold until bleeding has resolved, blood hemoglobin is stable, there is no bleeding diathesis that could increase the risk of continuing therapy, and there is no anatomical or pathologic condition that can increase the risk of hemorrhage recurrence. After resolution, either resume treatment or permanently discontinue TIVDAK.

Pneumonitis that is severe, life-threatening, or fatal can occur in patients treated with antibody-drug conjugates containing vedotin, including TIVDAK. Among patients with cervical cancer treated with TIVDAK across clinical trials, 2 patients (1.3%) experienced pneumonitis, including 1 patient who had a fatal outcome.

Monitor patients for pulmonary symptoms of pneumonitis. Symptoms may include hypoxia, cough, dyspnea or interstitial infiltrates on radiologic exams. Infectious, neoplastic, and other causes for symptoms should be excluded through appropriate investigations. Withhold TIVDAK for patients who develop persistent or recurrent Grade 2 pneumonitis and consider dose reduction. Permanently discontinue TIVDAK in all patients with Grade 3 or 4 pneumonitis.

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2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and Seagen Announce That TIVDAK® (tisotumab vedotin-tftv) Met its Primary Endpoint of Improved Overall Survival in Patients with Recurrent or Metastatic Cervical Cancer Compared to Chemotherapy

Severe cutaneous adverse reactions, including events of fatal or life-threatening Stevens-Johnson syndrome (SJS), can occur in patients treated with TIVDAK.

Monitor patients for signs or symptoms of severe cutaneous adverse reactions, which include target lesions, worsening skin reactions, blistering or peeling of the skin, painful sores in mouth, nose, throat, or genital area, fever or flu-like symptoms, and swollen lymph nodes. If signs or symptoms of severe cutaneous adverse reactions occur, withhold TIVDAK until the etiology of the reaction has been determined. Early consultation with a specialist is recommended to ensure greater diagnostic accuracy and appropriate management. Permanently discontinue TIVDAK for confirmed Grade 3 or 4 severe cutaneous adverse reactions, including SJS.

Embryo-fetal toxicity: TIVDAK can cause fetal harm when administered to a pregnant woman. Advise patients of the potential risk to a fetus. Advise females of reproductive potential to use effective contraception during treatment with TIVDAK and for 2 months after the last dose. Advise male patients with female partners of reproductive potential to use effective contraception during treatment with TIVDAK and for 4 months after the last dose.

Adverse Reactions

Serious adverse reactions occurred in 43% of patients; the most common (≥3%) were ileus (6%), hemorrhage (5%), pneumonia (4%), PN, sepsis, constipation, and pyrexia (each 3%). Fatal adverse reactions occurred in 4% of patients who received TIVDAK, including septic shock, pneumonitis, sudden death, and multisystem organ failure (each 1%).

Adverse reactions leading to permanent discontinuation occurred in 13% of patients receiving TIVDAK; the most common (≥3%) were PN (5%) and corneal adverse reactions (4%). Adverse reactions leading to dose interruption occurred in 47% of patients; the most common (≥3%) were PN (8%), conjunctival adverse reactions (4%), and hemorrhage (4%). Adverse reactions leading to dose reduction occurred in 23% of patients; the most common (≥3%) were conjunctival adverse reactions (9%) and corneal adverse reactions (8%).

The most common (≥25%) adverse reactions, including laboratory abnormalities, were hemoglobin decreased (52%), fatigue (50%), lymphocytes decreased (42%), nausea (41%), PN (39%), alopecia (39%), epistaxis (39%), conjunctival adverse reactions (37%), hemorrhage (32%), leukocytes decreased (30%), creatinine increased (29%), dry eye (29%), prothrombin international normalized ratio increased (26%), activated partial thromboplastin time prolonged (26%), diarrhea (25%), and rash (25%).

Drug Interactions

Strong CYP3A4 inhibitors: Concomitant use with strong CYP3A4 inhibitors may increase unconjugated monomethyl auristatin E (MMAE) exposure, which may increase the risk of TIVDAK adverse reactions. Closely monitor patients for TIVDAK adverse reactions.

Use in Specific Populations

Moderate or severe hepatic impairment: MMAE exposure and adverse reactions are increased. Avoid use.

Lactation: Advise lactating women not to breastfeed during TIVDAK treatment and for at least 3 weeks after the last dose.

Please see full prescribing information, including BOXED WARNING for TIVDAK here.

About Genmab

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 4/6
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and Seagen Announce That TIVDAK® (tisotumab vedotin-tftv) Met its Primary Endpoint of Improved Overall Survival in Patients with Recurrent or Metastatic Cervical Cancer Compared to Chemotherapy

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO™) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

About Seagen

Founded 25 years ago, Seagen Inc. is a global biotechnology company that discovers, develops, manufactures and commercializes targeted cancer therapeutics, with antibody-drug conjugates (ADCs) at our core. Our colleagues work together with urgency to improve and extend the lives of people living with cancer. An ADC technology trailblazer, approximately one-third of FDA-approved and marketed ADCs use Seagen technology. Seagen is headquartered in Bothell, Washington and has locations in California, Canada, Switzerland and across Europe. For additional information, visit www.seagen.com and follow us on Twitter and LinkedIn.

About the Seagen and Genmab Collaboration

Tisotumab vedotin is being co-developed by Genmab and Seagen, under an agreement in which the companies share costs and profits for the product on a 50:50 basis.

Genmab Forward Looking Statements

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO™. Tivdak® is a trademark of Seagen Inc.

Seagen Forward Looking Statements

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Genmab and Seagen Announce That TIVDAK® (tisotumab vedotin-tftv) Met its Primary Endpoint of Improved Overall Survival in Patients with Recurrent or Metastatic Cervical Cancer Compared to Chemotherapy

Certain of the statements made in this press release are forward looking, such as those, among others, relating to the potential for results from the innovaTV 301 clinical trial to serve as the confirmatory trial for the U.S. accelerated approval and support global regulatory applications; plans to share the results at an upcoming medical congress and discuss them with regulatory authorities; the conduct of the ongoing innovaTV 301 trial; and the therapeutic potential of TIVDAK, including its efficacy, safety and therapeutic uses. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include the possibility that results from the innovaTV 301 trial may not be sufficient to support the conversion of the U.S. accelerated approval of TIVDAK to full approval or any global regulatory approvals; that adverse events or safety signals may occur; that adverse regulatory actions may occur; the possibility of delays, setbacks or failures in clinical development activities, the submission of regulatory applications and the regulatory review process for a variety of reasons, including the inherent difficulty and uncertainty of pharmaceutical product development; the inability to provide information and institute safety mitigation measures as may be required by the FDA or other regulatory authorities from time to time; and failure to properly conduct or manage clinical trials. More information about the risks and uncertainties faced by Seagen is contained under the caption “Risk Factors” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed with the Securities and Exchange Commission. Seagen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INVESTOR & MEDIA CONTACTS

Genmab A/S Contacts:

For Media:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

(609) 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

+45 3377 9558; E: acn@genmab.com

Seagen Contacts:

For Media:
David Caouette
Vice President, Corporate Communications
(310) 430-3476
dcaouette@seagen.com

For Investor Relations:
Douglas Maffei, Ph.D.
Vice President, Head of Investor Relations & ESG

(425) 527-4160
dmaffei@seagen.com

i National Cancer Institute. SEER Cancer Stat Facts: Cervical Cancer. 2020. https://seer.cancer.gov/statfacts/html/cervix.html

ii McLachlan J, Boussios S, Okines A, et al. The impact of systemic therapy beyond first-line treatment for advanced cervical cancer. Clin Oncol (R Coll Radiol). 2017;29(3):153-60.

iii Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cervical cancer. Am J Obstet Gynecol. 2016;214(1):22-30.

iv Key Statistics for Cervical Cancer. American Cancer Society. Atlanta, GA. 2023. https://www.cancer.org/cancer/types/cervical-cancer/about/key-statistics.html

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 6/6
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122